# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GREAT LAKES DREDGE & DOCK CO, CIK 0000043365
CUSIP: 390607109
Title of class of securities: Common Stock, par value $0.0001 per share (the "Common Stock")
Address of issuer's principal executive offices: 9811 KATY FREEWAY, SUITE 1200, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-24-006641
Filed by CIK 0001406484

## Reporting persons
- Harvey Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 610,000; shared voting power 0; sole dispositive power 610,000; shared dispositive power 0; aggregate amount beneficially owned 610,000 (0.9% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: GREAT LAKES DREDGE & DOCK CO
Address of issuer's principal executive offices: 9811 KATY FREEWAY, SUITE 1200, HOUSTON, TX, 77024

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G/A (as amended, this "Schedule 13G") is being filed by Harvey Partners, LLC, a Delaware limited liability company (the "Reporting Person").

As of March 31, 2026, Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), held 35,143 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Great Lakes Dredge & Dock Corporation (the "Company") and Harvey QP, LP, a Delaware limited partnership ("Harvey QP"), held 19,585 shares of Common Stock. The Reporting Person is the investment manager of SMidCap Fund and Harvey QP, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund and Harvey QP. As of March 31, 2026, the Reporting Person held 555,272 shares of Common Stock in managed accounts. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of the Reporting Person, share voting and investment power with respect to all securities beneficially owned by the Reporting Person. Based on the information set forth in the Annual Report on Form 10-K/A of the Company filed with the Securities and Exchange Commission on March 9, 2026, there were 66,780,798 shares of the Company's Common Stock outstanding as of February 20, 2026. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 610,000 shares of Common Stock, or 0.9% of the Common Stock deemed issued and outstanding as of March 31, 2026.
Address of principal business office or, if none, residence: 120 White Plains Road, Suite 430, Tarrytown, NY 10591
Citizenship: Harvey Partners, LLC, a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 610,000.00
Percent of class: 0.9%
Sole power to vote or to direct the vote: 610,000.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 610,000.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harvey Partners, LLC: /s/ Jeffrey C. Moskowitz, Jeffrey C. Moskowitz/ Managing Member (05/15/2026)